UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 15)*

TURKCELL ILETISIM HIZMETLERI A.S.
(Name of Issuer)

Ordinary Shares, nominal value TRY 1.000 per share
(Title of Class of Securities)

900111204
(CUSIP Number)

Jonathan Muir
Letterone Investment Holdings S.A.
1-3 Boulevard de la Foire
L-1528
Luxembourg
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 28, 2019
(Date of Event which Requires Filing of this Statement)

With a copy to:

Pranav Trivedi
Lorenzo Corte
 Skadden, Arps, Slate, Meagher & Flom (UK) LLP
40 Bank Street
London E14 5DS
United Kingdom

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 900111204	Schedule 13D/A	Page 2 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alfa Telecom Turkey Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 1,122,000,000.238
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 1,122,000,000.238
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,122,000,000.238
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51% of ordinary shares*
14	TYPE OF REPORTING PERSON HC

*
Based on 2,200,000,000 ordinary shares outstanding as of December 31, 2018, as reported in the Company’s Current Report on Form 6-K filed with the Securities and Exchange Commission on February 22, 2019.

CUSIP No. 900111204	Schedule 13D/A	Page 3 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ATTL Holdings (Cyprus) Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Gibraltar
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 1,122,000,000.238
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 1,122,000,000.238
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,122,000,000.238
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51% of ordinary shares*
14	TYPE OF REPORTING PERSON HC

*
Based on 2,200,000,000 ordinary shares outstanding as of December 31, 2018, as reported in the Company’s Current Report on Form 6-K filed with the Securities and Exchange Commission on February 22, 2019.

CUSIP No. 900111204	Schedule 13D/A	Page 4 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ATTL Holdings S.à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 1,122,000,000.238
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 1,122,000,000.238
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,122,000,000.238
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51% of ordinary shares*
14	TYPE OF REPORTING PERSON HC

*
Based on 2,200,000,000 ordinary shares outstanding as of December 31, 2018, as reported in the Company’s Current Report on Form 6-K filed with the Securities and Exchange Commission on February 22, 2019.

CUSIP No. 900111204	Schedule 13D/A	Page 5 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ATTL Holdings UK Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 1,122,000,000.238
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 1,122,000,000.238
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,122,000,000.238
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51% of ordinary shares*
14	TYPE OF REPORTING PERSON OO, HC

*
Based on 2,200,000,000 ordinary shares outstanding as of December 31, 2018, as reported in the Company’s Current Report on Form 6-K filed with the Securities and Exchange Commission on February 22, 2019.

CUSIP No. 900111204	Schedule 13D/A	Page 6 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Letterone Core Investments S.à r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 1,122,000,000.238
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 1,122,000,000.238
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,122,000,000.238
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51% of ordinary shares*
14	TYPE OF REPORTING PERSON OO, HC

*
Based on 2,200,000,000 ordinary shares outstanding as of December 31, 2018, as reported in the Company’s Current Report on Form 6-K filed with the Securities and Exchange Commission on February 22, 2019.

CUSIP No. 900111204	Schedule 13D/A	Page 7 of 11 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Letterone Investment Holdings S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 1,122,000,000.238
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 1,122,000,000.238
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,122,000,000.238
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51% of ordinary shares*
14	TYPE OF REPORTING PERSON OO, HC

*
Based on 2,200,000,000 ordinary shares outstanding as of December 31, 2018, as reported in the Company’s Current Report on Form 6-K filed with the Securities and Exchange Commission on February 22, 2019.

CUSIP No. 900111204	Schedule 13D/A	Page 8 of 11 Pages

AMENDMENT NO. 15 TO SCHEDULE 13D

Item 1. Security and Issuer.

This Amendment No. 15 (this “Amendment”) to the Statement on Schedule 13D relates to the ordinary shares, nominal value TRY 1.000 per share of Turkcell Iletisim Hizmetleri A.S. (“Turkcell”).  The initial statement on Schedule 13D, previously filed jointly by Cukurova Telecom Holdings Limited, Alfa Telecom Turkey Limited (“Alfa Telecom Turkey”), Alfa Finance Holdings S.A., CTF Holdings Limited, and Crown Finance Foundation on December 5, 2005, as amended (the “Statement”), is hereby amended and supplemented with respect to the items set forth in this Amendment. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Statement.  The address of the principal executive office of Turkcell is Turkcell Kucukyali Plaza, Aydinevler Mahallesi Inonu Caddesi No. 20 Kucukyali Ofispark Maltepe, Istanbul, Turkey.

Item 2. Identity and Background.

This Amendment is being filed on behalf of each of the following persons (each, a “Reporting Person” and, collectively, the “Reporting Persons”):

(i)	Alfa Telecom Turkey Limited (“Alfa Telecom Turkey”);

(ii)	ATTL Holdings (Cyprus) Ltd (“ATTL Cyprus”);

(iii)	ATTL Holdings, a société à responsabilité limitée (“ATTL Holdings”);

(iv)	ATTL Holdings UK Limited (“ATTL UK”);

(v)	Letterone Core Investments S.à r.l. (“LCIS”); and

(vi)	Letterone Investment Holdings S.A. (“LIHS”).

The Reporting Persons

Alfa Telecom Turkey is a British Virgin Islands company, with its principal address at Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands. The principal business of Alfa Telecom Turkey is to function as a holding company. Alfa Telecom Turkey is the holder of 49% of the total outstanding shares in Cukurova Telecom Holdings Limited (“Cukurova Telecom Holdings”), a British Virgin Islands Company, which in turn is the holder of 52.91% of the total outstanding shares in Turkcell Holding A.S. (“Turkcell Holding”), a Turkish company, and, as a result of which, and as a result of the terms of the Shareholders Agreement (as defined, and as further described, in the Statement), Alfa Telecom Turkey may be deemed to be a beneficial owner of the Shares held by Turkcell Holding. Current information concerning the identity and background of the directors and officers of Alfa Telecom Turkey is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

ATTL Holdings (Cyprus) Ltd is a Cyprus company, with its principal address at 313, 28th October Avenue, 3105 Limassol, Cyprus. The principal business of ATTL Cyprus is to function as a holding company. ATTL Cyprus is the sole shareholder of Alfa Telecom Turkey and, in such capacity, may be deemed to be the beneficial owner of the Shares beneficially owned by Alfa Telecom Turkey. Current information concerning the identity and background of the directors and officers of ATTL Cyprus and persons controlling ATTL Cyprus is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

ATTL Holdings is a Luxembourg company (a société à responsabilité limitée), with its principal address at 1-3 Boulevard de la Foire, L-1528 Luxembourg. The principal business of ATTL Holdings is to function as a holding company. ATTL Holdings  is the sole shareholder of ATTL Cyprus and, in such capacity, may be deemed

CUSIP No. 900111204	Schedule 13D/A	Page 9 of 11 Pages

to be the beneficial owner of the Shares beneficially owned by Alfa Telecom Turkey. Current information concerning the identity and background of the directors and officers of ATTL Holdings and persons controlling ATTL Holdings  is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

ATTL UK is a Jersey company, with its principal address at 22 Grenville Street, St. Helier, Jersey, JE4 8PX. The principal business of ATTL UK is to function as a holding company. ATTL UK is the sole shareholder of ATTL Holdings and, in such capacity, may be deemed to be the beneficial owner of the Shares beneficially owned by Alfa Telecom Turkey. Current information concerning the identity and background of the directors and officers of ATTL UK and persons controlling ATTL UK is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

LCIS is a Luxembourg company (a société à responsabilité limitée), with its principal address at 1-3 Boulevard de la Foire, L-1528, Luxembourg. The principal business of LCIS is to function as a holding company. LCIS is the sole shareholder of ATTL UK and, in such capacity, may be deemed to be the beneficial owner of the Shares beneficially owned by Alfa Telecom Turkey. Current information concerning the identity and background of the directors and officers of LCIS and persons controlling LCIS is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

LIHS is a Luxembourg company (a société anonyme), with its principal address at 1-3 Boulevard de la Foire, L-1528, Luxembourg. The principal business of LIHS is to function as a holding company. LIHS is the sole shareholder of LCIS and, in such capacity, may be deemed to be the beneficial owner of the Shares beneficially owned by Alfa Telecom Turkey. Current information concerning the identity and background of the directors and officers of LIHS and persons controlling LIHS is set forth in Annex A hereto, which is incorporated by reference in response to this Item 2.

During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no other person identified in response to this Item 2, including those persons identified in Annex A, has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding or a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to add the following at the end thereof:

LIHS and its affiliates have engaged in an internal reorganization, as a result of which ATTL Cyprus became the sole shareholder of Alfa Telecom Turkey. No external funds were used in connection with the internal reorganization.

Item 4. Purpose of Transaction.

Item 4 of the Statement is hereby amended to add the following at the end thereof:

On March 22, 2019, LIHS and its affiliates engaged in an internal reorganization, as a result of which ATTL Cyprus became the sole shareholder of Alfa Telecom Turkey.

This Amendment No. 15 to Schedule 13D is being filed by the Reporting Persons to report (i) the departure of ATTL Limited, a Gibraltar company with its principal address at 28 Irish Town, Gibraltar, from the Reporting Persons’ group for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and (ii) the addition of ATTL Cyprus to the Reporting Persons’ group for purposes of Section 13(d) of the Exchange Act.

CUSIP No. 900111204	Schedule 13D/A	Page 10 of 11 Pages

Except as described in this Item 4, none of the Reporting Persons has formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a) Cukurova Telecom Holdings may be deemed to be the beneficial owner of the 1,122,000,000.238 Shares held by Turkcell Holding, representing 51.0% of the issued and outstanding Shares of Turkcell, by virtue of Cukurova Telecom Holdings ownership of 52.91% of the issued and outstanding share capital of Turkcell Holding, and Alfa Telecom Turkey may be deemed the beneficial owner of the 1,122,000,000.238 Shares held by Turkcell Holding, representing 51.0% of the total number of Shares outstanding, by virtue of Alfa Telecom Turkey’s ownership of 49% of the issued and outstanding share capital of Cukurova Telecom Holdings and rights that Alfa Telecom Turkey has by virtue of such ownership and the terms of the Shareholders Agreement (as defined, and further described, in the Statement) related to Cukurova Telecom Holdings. Turkcell Holding is the beneficial owner of the 1,122,000,000.238 Shares held by it, representing 51.0% of the issued and outstanding Shares of Turkcell.

(b) Cukurova Telecom Holdings may be deemed to have the sole power to vote or direct the vote, and sole power to dispose or direct the disposition of, the 1,122,000,000.238 Shares held by Turkcell Holding, representing 51.0% of the total number of Shares outstanding, by virtue of Cukurova Telecom Holdings’ 52.91% interest in Turkcell Holding. Further, Alfa Telecom Turkey may be deemed to have shared power to vote or direct the vote, and shared power to dispose or direct the disposition of, the 1,122,000,000.238 Shares held by Turkcell Holding, representing 51.0% of the total number of Shares outstanding. Alfa Telecom Turkey shares such power to vote or direct the vote, and to dispose of or direct the disposition of, the Shares held for the account of Turkcell Holding with Cukurova Finance International by virtue of Alfa Telecom Turkey’s and Cukurova Finance International’s joint ownership of Cukurova Telecom Holdings (in which Alfa Telecom Turkey holds a 49% ownership interest and Cukurova Finance International holds the remaining 51% interest) and the provisions of the Shareholders Agreement.

Each of ATTL Cyprus, ATTL Holdings, ATTL UK, LCIS, and LIHS may be deemed to have sole power to direct the voting and disposition of the 1,122,000,000.238 Shares held by Turkcell Holding by virtue of their direct and indirect ownership of Alfa Telecom Turkey. ATTL Limited ceased to be the beneficial owner of more than five percent of the Shares held by Turkcell Holdings on March 22, 2019.

(c) Other than as described in Item 4, to the best of the Reporting Persons’ knowledge, there have been no transactions effected with respect to any Shares during the past 60 days by any of the persons named in response to Item 2.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

N/A

Item 7. Material to be Filed as Exhibits.

Item 7 of the Statement is hereby amended and supplemented as follows:

Exhibit No.	Description
Exhibit 99.5
Joint Filing Agreement between Alfa Telecom Turkey Limited, ATTL Cyprus, ATTL Holdings S.à r.l., ATTL Holdings UK Limited, Letterone Core Investments S.à r.l., and Letterone Investment Holdings S.A., dated March 28, 2019.

CUSIP No. 900111204	Schedule 13D/A	Page 11 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this Amendment is true, complete and correct.

Date: March 28, 2019	ALFA TELECOM TURKEY LIMITED

	By:	/s/ Maxime Nino
	Name:	Maxime Nino
	Title:	Director

Date: March 28, 2019	ATTL HOLDINGS (CYPRUS) LTD

	By:	/s/ Emily Yiolitis
	Name:	Emily Yiolitis
	Title:	Director

Date: March 28, 2019	ATTL HOLDINGS, S.À R.L.

	By:	/s/ Maxime Nino
	Name:	Maxime Nino
	Title:	Manager

Date: March 28, 2019	ATTL HOLDINGS UK LIMITED

	By:	/s/ Sally Pryce
	Name:	Sally Pryce
	Title:	Director

Date: March 28, 2019	LETTERONE CORE INVESTMENTS S.À R.L.

	By:	/s/ David Gould
	Name:	David Gould
	Title:	Manager

	By:	/s/ Vitalij Farafonov
	Name:	Vitalij Farafonov
	Title:	Manager

Date: March 28, 2019	LETTERONE INVESTMENT HOLDINGS S.A.

	By:	/s/ Maxime Nino
	Name:	Maxime Nino
	Title:	Authorized Signatory

ANNEX A

Alfa Telecom Turkey Limited

Alfa Telecom Turkey is a British Virgin Islands company, with its principal address at Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands. The principal business of Alfa Telecom Turkey is to function as a holding company.

During the past five years, Alfa Telecom Turkey has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining Alfa Telecom Turkey future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

The directors and executive officers of Alfa Telecom Turkey and their principal occupation and business addresses are identified below:

Name and Present Position with Alfa Telecom Turkey	Citizenship	Principal Occupation / Business Address(es)
Neil Toyer Director	Australia
Director of Alfa Telecom Turkey Limited, Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.

Director of PPE Holdings (Jersey) Limited, 22 Grenville Street, St Helier, Jersey JE4 8PX.

Director of L1 Energy Corporate Partner (Jersey) Limited, 22 Grenville Street, St Helier, Jersey JE4 8PX.

Director of L1 Energy Finance (Jersey) Limited, 22 Grenville Street, St Helier, Jersey JE4 8PX.

Director of L1R Finance (Jersey) Limited, 22 Grenville Street, St Helier, Jersey JE4 8PX.

Director of Letterone Finance (Jersey) Limited, 22 Grenville Street, St Helier, Jersey JE4 8PX.

Director of LTS (Jersey) Limited, 22 Grenville Street, St Helier, Jersey JE4 8PX.

Director of several other direct or indirect subsidiaries of Letterone Holdings S.A. and Letterone Investment Holdings S.A.

Maxime Nino Director	Belgium	Manager of L1T VIP Holdings S.à r.l., 1-3 Boulevard de la Foire, L-1528, Luxembourg. Legal Manager of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Legal Manager of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Director of Alfa Telecom Turkey Limited, Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.

Member of the Board of Directors of Altimo Holdings & Investments Ltd., Trident Chambers, Wickhams Cay 1, PO Box 146, Road Town, Tortola, British Virgin Islands.

Director of several other direct or indirect subsidiaries of Letterone Holdings S.A. and Letterone Investment Holdings S.A.

To the best of Alfa Telecom Turkey’s knowledge, during the past five years none of the individuals above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

ATTL Cyprus

ATTL Cyprus is a Cyprus company, with its principal address at 313, 28th October Avenue, 3105 Limassol, Cyprus. The principal business of ATTL Cyprus is to function as a holding company.

During the past five years, ATTL Cyprus has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining ATTL Cyprus from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

The directors and executive officers of ATTL Cyprus and their principal occupation and business addresses are identified below:

Name and Present Position with ATTL Cyprus	Citizenship	Principal Occupation / Business Address(es)
Simon Roache Director	UK
Director of LTS Advisory Limited, Devonshire House, One Mayfair Place, London W1J 8AJ, United Kingdom

Director of LTS Corporate Partner UK Limited, 4th Floor Reading Bridge House, George Street, Reading RG1 8LS, United Kingdom

Member of the Board of Directors of ATTL Holdings (Cyprus) Limited, 313, 28th October Avenue, 3105 Limassol, Cyprus

LLP Designated Member of L1 Energy (UK) LLP, Devonshire House, One Mayfair Place, London W1J 8AJ, United Kingdom

LLP Designated Member of Letterone Technology (UK) LLP, Devonshire House, One Mayfair Place, London W1J 8AJ, United Kingdom

Director of several other direct or indirect subsidiaries of Letterone Holdings S.A. and Letterone Investment Holdings S.A.

Neil Toyer Director	Australia
Director of Alfa Telecom Turkey Limited, Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.

Director of PPE Holdings (Jersey) Limited, 22 Grenville Street, St Helier, Jersey JE4 8PX.

Director of L1 Energy Corporate Partner (Jersey) Limited, 22 Grenville Street, St Helier, Jersey JE4 8PX.

Director of L1 Energy Finance (Jersey) Limited, 22 Grenville Street, St Helier, Jersey JE4 8PX.

Director of L1R Finance (Jersey) Limited, 22 Grenville Street, St Helier, Jersey JE4 8PX.

Director of Letterone Finance (Jersey) Limited, 22 Grenville Street, St Helier, Jersey JE4 8PX.

Director of LTS (Jersey) Limited, 22 Grenville Street, St Helier, Jersey JE4 8PX.

Director of several other direct or indirect subsidiaries of Letterone Holdings S.A. and Letterone Investment Holdings S.A.

Emily Yiolitis Director	Cyprus
Member of the Board of Directors of ATTL Holdings (Cyprus) Limited, 313, 28th October Avenue, 3105 Limassol, Cyprus

Member of the Board of Directors of Letterone Finance (Cyprus) Limited, 313, 28th October Avenue, 3105 Limassol, Cyprus

Member of the Board of Directors of L1 PPE Holdings (Cyprus) Limited, 313, 28th October Avenue, 3105 Limassol, Cyprus

Member of the Board of Directors of L1R HB Holdings (Cyprus) Limited, 313, 28th October Avenue, 3105 Limassol, Cyprus

Member of the Board of Directors of L1TS (Cyprus) Limited, 313, 28th October Avenue, 3105 Limassol, Cyprus

Founding Partner of Aristodemou Loizides Yiolitis LLC, 313, 28th October Avenue, 3105 Limassol, Cyprus

Primarius Management Limited Director	Cyprus
Member of the Board of Directors of ATTL Holdings (Cyprus) Limited, 313, 28th October Avenue, 3105 Limassol, Cyprus

Member of the Board of Directors of Letterone Finance (Cyprus) Limited, 313, 28th October Avenue, 3105 Limassol, Cyprus

Member of the Board of Directors of L1 PPE Holdings (Cyprus) Limited, 313, 28th October Avenue, 3105 Limassol, Cyprus

Member of the Board of Directors of L1R HB Holdings (Cyprus) Limited, 313, 28th October Avenue, 3105 Limassol, Cyprus

Member of the Board of Directors of L1TS (Cyprus) Limited, 313, 28th October Avenue, 3105 Limassol, Cyprus

To the best of ATTL Cyprus’s knowledge, during the past five years none of the individuals above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

ATTL Holdings S.à r.l.

ATTL Holdings is a Luxembourg company (a société à responsabilité limitée), with its principal address at 1-3 Boulevard de la Foire, L-1528 Luxembourg. The principal business of ATTL Holdings is to function as a holding company.

During the past five years, ATTL Holdings has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining ATTL Holdings from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

The directors and executive officers of ATTL Holdings and their principal occupation and business addresses are identified below:

Name and Present Position with ATTL Holdings	Citizenship	Principal Occupation / Business Address(es)
Maxime Nino Manager	Belgium
Manager of L1T VIP Holdings S.à r.l., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Legal Manager of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Legal Manager of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Director of Alfa Telecom Turkey Limited, Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.

Member of the Board of Directors of Altimo Holdings & Investments Ltd., Trident Chambers, Wickhams Cay 1, PO Box 146, Road Town, Tortola, British Virgin Islands.

Director of several other direct or indirect subsidiaries of Letterone Holdings S.A. and Letterone Investment Holdings S.A.

Neil Toyer Manager	Australia
Director of Alfa Telecom Turkey Limited, Geneva Place, Waterfront Drive, P.O. Box 3469, Road Town, Tortola, British Virgin Islands.

Director of PPE Holdings (Jersey) Limited, 22 Grenville Street, St Helier, Jersey JE4 8PX.

Director of L1 Energy Corporate Partner (Jersey) Limited, 22 Grenville Street, St Helier, Jersey JE4 8PX.

Director of L1 Energy Finance (Jersey) Limited, 22 Grenville Street, St Helier, Jersey JE4 8PX.

Director of L1R Finance (Jersey) Limited, 22 Grenville Street, St Helier, Jersey JE4 8PX.

Director of Letterone Finance (Jersey) Limited, 22 Grenville Street, St Helier, Jersey JE4 8PX.

Director of LTS (Jersey) Limited, 22 Grenville Street, St Helier, Jersey JE4 8PX.

Director of several other direct or indirect subsidiaries of Letterone Holdings S.A. and Letterone Investment Holdings S.A.

Sally Pryce Manager	UK
Partner of Letterone Technology (UK) LLP, 6 Chesterfield Gardens, London W1J 5BQ, UK.

Partner of Letterone Technology (Jersey) LLP, 22 Grenville Street, St Helier, Jersey JE4 8PX, Channel Islands.

Manager of ATTL Holdings S.à r.l., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Director of ATTL Limited, 28 Irish Town, Gibraltar.

Director of ATTL Holdings UK Limited, 22 Grenville Street, St Helier, Jersey JE4 8PX, Channel Islands.

Director of Cukurova Telecom Holdings Limited, Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands.

Director of Turkcell Holding A.S., Levent Mahallesi, Comert Sokak, Yapi Kredi Plaza, A-Blok, N.1/A K.16 Besiktas, Istanbul, Turkey.

Director of several other direct or indirect subsidiaries of Letterone Holdings S.A. and Letterone Investment Holdings S.A.

To the best of ATTL Holdings’s knowledge, during the past five years none of the individuals above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

ATTL Holdings UK Limited

ATTL UK is a Jersey company, with its principal address at 22 Grenville Street, St. Helier, Jersey, JE4 8PX. The principal business of ATTL UK is to function as a holding company.

During the past five years, ATTL UK has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining ATTL UK future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

The directors and executive officers of ATTL UK and their principal occupation and business addresses are identified below:

Name and Present Position with ATTL UK	Citizenship	Principal Occupation / Business Address(es)
Sally Pryce Director	UK
Partner of Letterone Technology (UK) LLP, 6 Chesterfield Gardens, London W1J 5BQ, UK.

Partner of Letterone Technology (Jersey) LLP, 22 Grenville Street, St Helier, Jersey JE4 8PX, Channel Islands.

Manager of ATTL Holdings S.à r.l., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Director of ATTL Limited, 28 Irish Town, Gibraltar.

Director of ATTL Holdings UK Limited, 22 Grenville Street, St Helier, Jersey JE4 8PX, Channel Islands.

Director of Cukurova Telecom Holdings Limited, Craigmuir Chambers, P.O. Box 71, Road Town, Tortola, British Virgin Islands.

Director of Turkcell Holding A.S., Levent Mahallesi, Comert Sokak, Yapi Kredi Plaza, A-Blok, N.1/A K.16 Besiktas, Istanbul, Turkey.

Director of several other direct or indirect subsidiaries of Letterone Holdings S.A. and Letterone Investment Holdings S.A.

Christopher Powell Director	UK	Director of ATTL Holdings UK Limited, 22 Grenville Street, St Helier, Jersey JE4 8PX, Channel Islands.

To the best of ATTL UK’s knowledge, during the past five years none of the individuals above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Letterone Core Investments S.à r.l.

LCIS is a Luxembourg company (a société à responsabilité limitée), with its principal address at 1-3 Boulevard de la Foire, L-1528, Luxembourg. The principal business of LCIS is to function as a holding company.

During the past five years, LCIS has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining LCIS from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

The directors and executive officers of LCIS and their principal occupation and business addresses are identified below:

Name and Present Position with LCIS	Citizenship	Principal Occupation / Business Address(es)
Jonathan Muir Manager	UK
Manager of Letterone Core Investments S.à r.l., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Member of the Board of Directors and Chief Executive Officer of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Member of the Board of Directors and Chief Executive Officer of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Member of the Board of Directors of Letterone Treasury Services S.A., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Manager of LTS Investment S.à r.l., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Director of several other direct or indirect subsidiaries of Letterone Holdings S.A. and Letterone Investment Holdings S.A.

David Gould Manager	Israel
Manager of Letterone Core Investments S.à r.l., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Member of the Board of Directors and Chief Operating Officer of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Member of the Board of Directors and Chief Operating Officer of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528 Luxembourg.
Member of the Board of Directors of Letterone Treasury Services S.A., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Manager, LTS Investment S.à r.l., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Manager, LIHS Corporate Partner S.à r.l., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Vitalij Farafonov Manager	UK
Manager of Letterone Core Investments S.à r.l., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

CFO of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

CFO of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Manager of Letterone Corporate Partner S.à r.l., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Manager of L1 Energy Investments GP S.à r.l., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Manager of L1 Energy Team Carry GP S.à r.l., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Manager of L1 Energy Head Carry GP S.à r.l., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Director of L1 Energy Limited, Devonshire House, One Mayfair Place, London W1J 8AJ, United Kingdom

To the best of LCIS’ knowledge, during the past five years none of the individuals above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Letterone Investment Holdings S.A.

LIHS is a Luxembourg company (a société anonyme), with its principal address at 1-3 Boulevard de la Foire, L-1528, Luxembourg. The principal business of LIHS is to function as a holding company.

During the past five years, LIHS has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining LIHS future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

The directors and executive officers of LIHS and their principal occupation and business addresses are identified below:

Name and Present Position with LIHS	Citizenship	Principal Occupation / Business Address(es)
Mikhail Fridman Director	Israel
Member of the Board of Directors of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Member of the Board of Directors of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Member of the Supervisory Board of VEON Ltd., Claude Debussylaan 88, 1082 MD, Amsterdam,
The Netherlands.

Supervisory Board Member, X5 Retail Group N.V., Prins Bernhardplein 200 1097 JB Amsterdam, The Netherlands.

Member of the Board of Directors of ABH Holdings S.A., 3 Boulevard du Prince Henri, L-1724 Luxembourg.

German Khan Director	Israel
Member of the Board of Directors of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Member of the Board of Directors of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Alexey Kuzmichev Director	Russia
Member of the Board of Directors of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Member of the Board of Directors of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Petr Aven Director	Russia
Member of the Board of Directors of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Member of the Board of Directors of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Name and Present Position with LIHS	Citizenship	Principal Occupation / Business Address(es)

Chairman of the Board of Directors of ABH Holdings S.A., 3 Boulevard du Prince Henri, L-1724 Luxembourg.

Member of the Board of Directors of Alfa Bank (Russia), 27 Kalanchevskaya Street, Moscow 107078, Russian Federation.

Chairman of the Board of Directors of AlfaStrakhovanie, insurance company, 31 Shabolovka, Bldg. B, Moscow 115162, Russian Federation.

Chairman of the Supervisory Board of Alfa Bank (Ukraine), 4/6 Desyatinnaya, Kiev 01001, Ukraine.

Andrey Kosogov Director	Russia
Member of the Board of Directors of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Member of the Board of Directors of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Member of the Board of Directors, Alfa Bank (Russia),  27 Kalanchevskaya Street, Moscow 107078,
Russian Federation.

Member of the Board of Directors of Alfa-Bank (Kazakhstan), 57A Masanchi Street, Almaty, 050012, Kazakhstan.

Chairman of the Board of Directors of Alfa-Capital Management Company LLC., 32/1, Sadovaya-Kudrinskaya Street, Moscow 123001, Russian Federation.

Member of the Board of Directors of ABH Holdings S.A., 3 Boulevard du Prince Henri, L-1724 Luxembourg.

Member of the Board of Directors of AlfaStrakhovanie, insurance company, 31 Shabolovka, Bldg. B, 115162 Moscow, Russian Federation.

Jonathan Muir Class I Director	UK
Manager of Letterone Core Investments S.à r.l., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Member of the Board of Directors and Chief Executive Officer of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Name and Present Position with LIHS	Citizenship	Principal Occupation / Business Address(es)

Member of the Board of Directors and Chief Executive Officer of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Member of the Board of Directors of Letterone Treasury Services S.A., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Manager of LTS Investment S.à r.l., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Director of several other direct or indirect subsidiaries of Letterone Holdings S.A. and Letterone Investment Holdings S.A.

Lord Davies of Abersoch Class I Director	UK
Chairman of the Board of Directors of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Chairman of the Board of Directors of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Chairman of Corsair Capital LLP (and investee companies), 25 St James’s Street, London, SW1A 1HA, UK.

Senior Independent Director of Diageo Plc., Lakeside Drive, Park Royal, London, NW10 7HQ, UK.

Chairman of the Royal Academy of Arts Trustees, Burlington House, Piccadilly, London, W1J 0BD, UK.

Chairman of Cydar Limited, Bulbeck Mill, Mill Lane, Barrington, Cambs, CB22 7QY, UK.

Chairman of Andrew Martin Limited, - 200 Walton Street, Knightsbridge, London, SW3 2JL, UK.

Chairman of Play On Football Limited, Media House Richmond Road, Bowdon, Altrincham, WA14 2TT, UK.

Chairman of UK Agricultural Finance LTD, Unit B, Great Hollanden Farm Business Centre, Mill Lane, Underriver, Kent, TN15 0SQ, UK.

Chairman of Byhiras, 23 Austin Friars, London, EC2N 2QP, UK.

Name and Present Position with LIHS	Citizenship	Principal Occupation / Business Address(es)
Member of the Board of Directors of Talentbanq Limited, Suite D, 8 The Causeway, Teddington, TW11 0HE, UK.

David Gould Class I Director	Israel
Manager of Letterone Core Investments S.à r.l., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Member of the Board of Directors and Chief Operating Officer of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Member of the Board of Directors and Chief Operating Officer of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Member of the Board of Directors of Letterone Treasury Services S.A., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Manager, LTS Investment S.à r.l., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Manager, LIHS Corporate Partner S.à r.l., 1-3 Boulevard de la Foire, L-1528 Luxembourg.

Wulf von Schimmelmann Class I Director	Germany
Member of the Board of Directors of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Member of the Board of Directors of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Member of the Supervisory Board, Maxingvest AG, Hamburg, Germany, Alter Waldram 17/18, 20457 Hamburg, Germany.

Member of the Board, Thomson Reuters, Toronto, Canada, 65 Queen Street West, Toronto, Ontario M5H 2M8, Canada.

Richard Burt Class I Director	USA
Member of the Board of Directors of Letterone Investment Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Member of the Board of Directors of Letterone Holdings S.A., 1-3 Boulevard de la Foire, L-1528, Luxembourg.

Director of Deutsche Bank’s Germany Funds closed-end fund group: The New Germany Fund, Inc., Deutsche Investment Management Americas Inc., 345 Park Avenue, New York, NY 10154, USA.

Name and Present Position with LIHS	Citizenship	Principal Occupation / Business Address(es)
Director of UBS family of mutual funds: UBS Global Asset Management (US) Inc., 51 West 52nd Street New York, New York 10019-6114, USA.

To the best of LIHS’s knowledge, during the past five years none of the individuals above has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours) or (ii) a party to any judicial or administrative proceedings (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.